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TELEPHONE: +1-212-455-2000 FACSIMILE: +1-212-455-2502
Direct Dial Number (212) 455-2516	E-mail Address BWells@stblaw.com

May 4, 2021

Via EDGAR

Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549

Attn: Christopher R. Bellacicco, Attorney-Adviser

Lauren Hamilton, Staff Accountant

Re:	KKR Real Estate Select Trust Inc.

Registration Statement on Form N-2

File Nos. 333-238753, 811-23575

Ladies and Gentleman:

On behalf of KKR Real Estate Select Trust Inc. (the “Fund”), we are providing the following responses to oral comments from the staff (the “Staff”) of the Division of Investment Management of the Securities and Exchange Commission (the “Commission”) relating to Amendment No. 1 to the above-referenced registration statement on Form N-2 (the “Registration Statement”) received in April 2021 (the “Comments”).

To assist your review, we have retyped our record of the Staff’s oral comments in italics below. The responses and information described below are based upon information provided to us by the Fund.

1.	Please describe the proposed governance arrangement related to subsidiary joint ventures for which you do not intend to consolidate the joint venture-level debt.

Response: The Fund does not intend to consolidate or treat as senior securities (as defined in the Investment Company Act of 1940, as amended) non-recourse property-level debt held by operating companies or joint ventures that solely hold real estate unless (i) the operating entity is a wholly-owned subsidiary of the Fund, (ii) the Fund has sole majority control over the governance of the joint venture (which excludes shared control arrangements where the consents of both the Fund and another party are required for all material decisions) or (iii) the financial statements of the operating entity or joint venture holding such debt will be consolidated in the Fund’s financial statements. The Fund may share control with joint venture partners in some cases that would result in the Fund lacking sole majority control over the governance of such joint ventures. Such arrangements would include where both the Fund and the joint venture partner jointly make all material decisions acting in their capacity as members of the joint venture. Such material decisions would generally include:

•	approving the acquisition, sale, assignment, transfer, conveyance, or other disposition of a property or any portion thereof or any interest therein,

•	opening, maintaining and closing bank accounts,

•	bringing and defending actions and proceedings at law,

•

other than as provided under the final bullet below, hiring administrators, contractors, attorneys, accountants, and such other agents and employees as the parties may deem necessary, provided that the decision to appoint/remove a service provider that is an affiliate of a joint venture partner shall be at the sole discretion of the other joint venture partner,

•	incurring additional indebtedness beyond the level contemplated at initiation of joint venture, and pledging all or any portion of assets pursuant to such leverage to secure such obligations,

•	borrowing money on an unsecured basis from a bank or any other entity; and

•

making leasing, maintenance, operating and all other material decisions, which may be at the discretion of the operating joint venture partner within guidelines set by the non-operating member (the Fund) in annual property plans and annual budgets.

In connection with the above, the Fund proposes updating its disclosure as follows (with conforming updates elsewhere in the registration statement):

LEVERAGE

Property level debt will be incurred by operating entities held by the Fund or by joint ventures entered into by one of the Fund’s operating entities and secured by real estate owned by such operating entities. Such operating entities or joint ventures would solely own real estate assets and would borrow from a lender using the owned property as mortgage collateral. If an operating entity or joint venture were to default on a loan, the lender’s recourse would be to the mortgaged property and the lender would typically not have a claim to other assets of the Fund or its subsidiaries. When such property level debt is not recourse to the Fund, the Fund will not treat such borrowings as senior securities (as defined in the Investment Company Act) for purposes of complying with the Investment Company Act’s limitations on leverage unless (i) the operating entity is a wholly-owned subsidiary of the Fund, (ii) the Fund has sole majority control over the governance of a joint venture (which excludes shared control arrangements where the consents of both the Fund and another party are required for all material decisions) or (iii) the financial statements of the operating entity or joint venture holding such debt will be consolidated in the Fund’s financial statements. There is no guarantee that the Fund’s operating entities will be able to obtain mortgage loans on attractive terms or at all. In certain limited cases, property level debt may be recourse to the Fund. See “Risks—Recourse Financings Risk.”

The Fund respectfully reserves the opportunity to revise its disclosure if the Staff or the Commission in the future do not require treatment of non-recourse borrowings of operating entities that solely hold real estate as senior securities of the Fund.

Please call Rajib Chanda (202-636-5543) or me (212-455-2516) with any questions you may have regarding this filing or if you wish to discuss the above responses.

Very truly yours,

/s/ Benjamin Wells
Benjamin Wells

cc:	Christian Sandoe, Assistant Director John Lee, Branch Chief Lori Hoffman, KKR Registered Advisor LLC Megan Gaul, KKR Registered Advisor LLC Rajib Chanda, Simpson Thacher & Bartlett LLP